UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File number 1-1000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPARTON CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

SPARTON CORPORATION

425 N. Martingale — Suite 2050

Schaumburg, IL 60173-2213

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Retirement Committee

Sparton Corporation 401(k) Plan

Schaumburg, Illinois

We have audited the accompanying statements of net assets available for benefits of the Sparton Corporation 401(k) Plan (the Plan) as of June 30, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of June 30, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan
December 22, 2010

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

Statements of Net Assets Available for Benefits

	June 30, 2010	June 30, 2009
Investments, at fair value
Money market fund	$594	$6,063
Mutual funds	9,311,458	8,090,743
Common/collective trust	4,104,507	4,887,165
Company common stock	924,530	717,002
Participant loans	475,131	500,958

Total investments, at fair value	14,816,220	14,201,931

Cash	2	1

Net assets available for benefits, at fair value	14,816,222	14,201,932

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by common/collective trust	(118,852)	—

Net assets available for benefits	$14,697,370	$14,201,932

See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

Statements of Changes in Net Assets Available for Benefits

	For the Year Ended June 30,
	2010	2009

Additions (Reductions)
Investment income (loss):
Interest income from money market fund	$2	$47
Dividend income from mutual funds	157,079	258,322
Interest income from participant loans	25,231	43,144
Net appreciation (depreciation) in fair value of investments	1,554,740	(3,137,713)

Total investment income (loss)	1,737,052	(2,836,200)
Contributions:
Participant	1,471,864	2,001,358
Employer	197,110	555,223
Rollovers	283,912	3,077

Total contributions	1,952,886	2,559,658

Total Additions (Reductions)	3,689,938	(276,542)

Deductions
Benefits paid directly to participants	2,997,492	4,137,274
Deemed distributions	155,536	224,529
Corrective distributions	1,292	2,161
Administrative expenses	40,180	50,587

Total Deductions	3,194,500	4,414,551

Net increase (decrease) in net assets available for benefits	495,438	(4,691,093)

Net Assets Available for Benefits, beginning of year	14,201,932	18,893,025

Net Assets Available for Benefits, end of year	$14,697,370	$14,201,932

See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

Notes to Financial Statements

1. Plan Description

The following description of Sparton Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan includes all eligible employees of Sparton Corporation and its wholly owned subsidiaries, Sparton Electronics Florida, Inc., Sparton Technology Inc., Spartronics, Inc., and Sparton Medical Systems, Inc. (referred to as the Company). It is a defined contribution plan covering employees of the Company who have attained the age of 20 and have completed at least 30 days of service. Prior to February 1, 2010, completion of at least six months of service was required. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may elect to contribute up to 100% of their compensation, subject to certain limitations. Prior to February 1, 2010, 2% of eligible employees compensation was automatically deferred, unless they elected a contrary salary reduction or not to participate. Effective February 1, 2010, this automatic enrollment of eligible employees ceased. Prior to April 1, 2009, the Plan dictated for the Company to provide matching cash contributions of 50% of the amounts contributed by each participant up to 6% of their compensation. Effective April 1, 2009, the Plan provides that the Company may contribute, on a discretionary basis, contributions in the form of matching contributions, profit sharing contributions or qualified non-elective contributions (QNEC’s). From April 1, 2009 to January 31, 2010, the Company made no matching contributions, profit sharing contributions or QNEC’s. Matching contributions were reinstated effective February 1, 2010, with the Company again matching 50% of participants’ basic contributions up to 6% of their eligible compensation.

Participant Accounts

Each participant account is credited with the participant’s and the Company’s contributions, as well as an allocation of Plan earnings or losses. Investment earnings and losses are credited to each participant’s account on a daily basis based upon the performance of the funds in that participant’s account. Participants direct the investment of their accounts into various investment funds offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust, and common stock as investment options for participants. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Diversification

Participants may invest both employee and employer contributions in any of the available investment options under the Plan, which election options include the Company’s common stock. An employee’s total investment in the Company’s common stock, however, is subject to a 20% limitation of the total value of the employee’s fund balance.

Participant Loans

Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance, excluding Company stock. The loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25% to 9.25%, which rates represented the Prime Rate plus one percent at the time that they were originated. Loans must be repaid within five years with the exception of loans for a primary residence, which must be repaid within 15 years. Principal and interest are paid ratably through regular payroll deductions.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based upon years of credited service, becoming 100% vested after five years of credited service.

Payment of Benefits

In the event of normal, early, or disability retirement of a participant, termination of employment or in the event of death, the participant or beneficiary can elect to receive a lump sum payment equal to their vested account balance or, if the vested account balance exceeds $5,000, maintain their account in the Plan on a tax deferred basis until the participant reaches age 70 1/2. Under certain hardship conditions, a participant may be allowed to withdraw all or a portion of their contributions.

Forfeitures

Forfeitures consist of the non-vested portions of terminated participant’s accounts. If a participant was subsequently rehired prior to five one-year consecutive breaks in service, forfeitures may be reinstated to the participant’s account. Forfeitures are held by the Plan and become available immediately to pay administrative fees related to the Plan. Forfeitures used to pay Plan expenses were $20,419 and $33,323 for the plan years ended June 30, 2010 and 2009, respectively. The unused forfeiture balance amounted to $594 and $6,063 at June 30, 2010 and 2009, respectively.

Administrative Fees

The Company pays certain administrative costs of the Plan, that are not covered by forfeitures, associated with any professional services provided to the Plan, and the cost of communications to the participants. Administrative expenses recorded in the Plan represent trustee fees and record keeping fees paid directly from the Plan to the Plan’s trustee. Loan fees are deducted directly from the participants’ accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of changes in net assets available for benefits.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

Concentration of Investments

Included in investments at June 30, 2010 and 2009, are shares of the Company’s common stock amounting to $924,532 and $717,002, respectively. This investment represents 6% and 5% of total investments at June 30, 2010 and 2009, respectively. A participant’s total investment in Sparton common stock is subject to a 20% limitation of the total value of the participant’s account. A significant decline in the market value of the Company’s stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

Plan assets invested in mutual funds and Company common stock are stated at aggregate fair value based upon quoted market prices. Participant loans are stated at their outstanding balances, which approximates their fair value.

The Plan holds shares of SunTrust Retirement Stable Asset Fund, which is a common/collective trust (“CCT”) that has investments in fully benefit-responsive investment contracts. CCTs with underlying investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At June 30, 2010, the Statements of Net Assets Available for Benefits present the Plan’s investment in the Sun Trust Retirement Stable Asset Fund at fair value as well as an adjustment of the investment in the fund from fair value to contract value. At June 30, 2009, contract value, which represents net contributions plus interest at the contract rate, approximated fair value. The common/collective trust is valued at the net asset value (“NAV”) of the shares held by the Plan at year-end, which is provided by the trustee and is determined based on the fair value of the underlying investments, primarily guaranteed investment contracts (“GICs”), synthetic GICs and common collective trusts. Participant-directed redemptions from the SunTrust Stable Asset Fund have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

Effective July 1, 2009, the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, nongovernmental generally accepted accounting principles (“GAAP”) in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission (the “SEC”). The Plan’s accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to the Plan’s financial statements have been changed to refer to the appropriate section of ASC.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share. This guidance also provides enhanced disclosure requirements, and it became effective for reporting periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial statements, and applicable disclosures are included in these financial statements.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for periods beginning after December 15, 2009. The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010. The requirements of the standard are not expected to have a significant impact on the Plan’s current fair value disclosures.

In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”). ASU 2010-25 changes the classification of participant loans as notes receivable rather than as investments. This classification is preferable since participant loans are essentially borrowings against vested benefit balances. ASU 2010-25 also exempts participant loans from fair value and credit quality disclosure requirements. This guidance is effective for the Plan’s fiscal year ended June 30, 2011 and is not expected to have a significant effect on the Plan’s financial statements.

3. Fair Value Measurements

In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices in active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refer to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2010 and 2009:

	June 30, 2010
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs

Money market fund	$594	$594	$—	$—
Mutual funds:
International equity fund	785,154	785,154	—	—
Large-cap equity funds	1,833,250	1,833,250	—	—
Mid-cap equity fund	1,717,326	1,717,326	—	—
Small-cap equity fund	64,169	64,169	—	—
Fixed income fund	642,551	642,551	—	—
Balanced fund	4,269,008	4,269,008	—	—
Common/collective trust	4,104,507	—	4,104,507	—
Company common stock	924,530	924,530	—	—
Participant loans	475,131	—	—	475,131

Total investments, at fair value	$14,816,220	$10,236,582	$4,104,507	$475,131

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

	June 30, 2009
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs

Money market fund	$6,063	$6,063	$—	$—
Mutual funds:
International equity fund	827,073	827,073	—	—
Large-cap equity funds	1,640,152	1,640,152	—	—
Mid-cap equity fund	1,497,076	1,497,076	—	—
Small-cap equity fund	38,551	38,551	—	—
Fixed income fund	415,968	415,968	—	—
Balanced fund	3,671,923	3,671,923	—	—
Common/collective trust	4,887,165	—	4,887,165	—
Company common stock	717,002	717,002	—	—
Participant loans	500,958	—	—	500,958

Total investments, at fair value	$14,201,931	$8,813,808	$4,887,165	$500,958

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the fiscal years ended June 30, 2010 and 2009:

	2010	2009

Beginning balance	$500,958	$666,220
Loan originations and repayments, net	(25,827)	(165,262)

Ending balance	$475,131	$500,958

4. Investments

Investments representing five percent or more of net assets available for benefits are as follows:

	June 30, 2010	June 30, 2009
Common / collective trust
SunTrust Retirement Stable Asset Fund	$4,104,507	$4,887,165

Mutual funds
Putnam International Equity Fund	785,154	827,073
Vanguard 500 Index Signal	782,167	839,133
T. Rowe Price Mid-Cap Value Fund	1,008,115	825,174
T. Rowe Price Retirement 2010 Fund	1,049,219	979,148
T. Rowe Price Retirement 2020 Fund	1,718,075	1,534,153
T. Rowe Price Retirement 2030 Fund	960,859	747,682

Common stock
Sparton Corporation Common Stock	924,530	717,002

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

The Plan’s investments (including investments purchased, sold and held during year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	June 30, 2010	June 30, 2009

Common/collective trust	$94,629	$170,602
Mutual funds	1,002,057	(2,830,388)
Company common stock	458,054	(477,927)

	$1,554,740	$(3,137,713)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Company contribution account.

6. Income Tax Status

The Internal Revenue Service has determined in a letter dated March 31, 2008 that the prototype plan document was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, including amendments made to comply with recent law changes. However, the Plan Administrator and trustee believe that the Plan is designed, and is currently being operated, in compliance with the applicable provisions of the IRC.

7. Related Party Transactions

The Plan invests in certain investments managed by SunTrust Bank, the trustee, and as such, these investments are considered party-in-interest transactions. Fees paid to SunTrust totaled $40,180 and $50,587 for the years ended June 30, 2010 and 2009, respectively.

8. Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the year ended June 30, 2010:

2010
Net assets available for benefits per the financial statements	$14,697,370
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	118,852

Net assets available for benefits per Form 5500	$14,816,222

2010
Net increase in net assets available for benefits	$495,438
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	118,852

Net income per Form 5500	$614,290

9. Subsequent Event

On December 16, 2010, the Company’s board of directors approved the merger of the Sparton Medical Systems Colorado, LLC 401(k) Plan into the Plan, effective January 3, 2011. It is anticipated that on January 3, 2011 Sparton Medical Systems Colorado, LLC 401(k) Plan participants’ investment account balances will be liquidated, and the cash and participant loans will be transferred into the Plan. As a result of the merger, Sparton Medical Systems Colorado, LLC 401(k) Plan participants will be allowed to participate in the Plan, effective January 3, 2011.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

Schedule H, Line 4i -Schedule of Assets (Held at End of Year)

EIN: 38-1054690
June 30, 2010	Plan Number: 002

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)		Cost (d)		Current Value (e)

	Money market fund
*	Ridge Worth Prime Quality Money Market Fund	594	shares	*	*	$594

	Common/collective trust
*	SunTrust Retirement Stable Asset Fund	378,821	shares	*	*	4,104,507

	Mutual funds
	Putnam International Equity Fund	49,693	shares	*	*	785,154
	Vanguard 500 Index Signal Fund	9,977	shares	*	*	782,167
	T. Rowe Price Mid-Cap Value Fund	51,619	shares	*	*	1,008,115
	Dreyfus Active Mid-Cap Fund	26,267	shares	*	*	709,211
	Dreyfus Small Cap Stock Index Fund	3,899	shares	*	*	64,169
	Goldman Sachs Large Cap Value Fund	57,593	shares	*	*	562,688
	MFS Massachusetts Investors Growth Stock Fund	40,032	shares	*	*	488,395
	MFS Research Bond Fund	62,082	shares	*	*	642,551
	T. Rowe Price Retirement 2010 Fund	77,720	shares	*	*	1,049,219
	T. Rowe Price Retirement 2020 Fund	124,138	shares	*	*	1,718,075
	T. Rowe Price Retirement 2030 Fund	67,953	shares	*	*	960,859
	T. Rowe Price Retirement 2040 Fund	37,639	shares	*	*	530,704
	T. Rowe Price Retirement 2050 Fund	1,285	shares	*	*	10,151

	Total mutual funds					9,311,458

*	Sparton Corporation common stock	183,803	shares	*	*	924,530

*	Participant loans	Interest rates (4.25% to 9.25%) with various maturity dates				475,131

	Total Investments, at fair value					$14,816,220

*	A party-in-interest as defined by ERISA
**	The cost of participant-directed investments is not required to be disclosed

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTON CORPORATION 401(k) PLAN

/s/ Gregory A. Slome

Gregory A. Slome, Senior Vice President and Chief Financial Officer, on behalf of the Retirement Committee, the Plan’s Named Administrator and Fiduciary

December 22, 2010

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2010 and 2009

Consent of Independent Registered Public Accounting Firm

Sparton Corporation 401(k) Plan

Schaumburg, Illinois

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-156388) of Sparton Corporation of our report dated December 22, 2010 relating to the financial statements and supplemental schedule of Sparton Corporation 401(k) Plan which appear in this Form 11-K.

/s/ BDO USA, LLP

Grand Rapids, Michigan
December 22, 2010